Exhibit 12.1

TTM TECHNOLOGIES, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	December 29, 2014	December 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010
	(In thousands)
Fixed Charges:

Interest expense	$23,830	$24,031	$25,784	$26,504	$22,255
Interest capitalized	551	1,125	1,774	1,828	1,522
Estimated interest within rental expense	1,244	1,121	1,034	994	1,043

Total Fixed Charges	25,625	26,277	28,592	29,326	24,820

Earnings:

Net income (loss)	14,693	23,893	(181,100)	47,227	79,899
Fixed charges per above	25,625	26,277	28,592	29,326	24,820
Income tax provision	7,598	15,879	12,728	26,005	28,738
Less: capitalized interest	(551)	(1,125)	(1,774)	(1,828)	(1,522)
Amortization of interest capitalized	316	325	278	235	181

Total earnings	47,681	65,249	(141,276)	100,965	132,116

Ratio of fixed charges	1.9x	2.5x	n/a (1)	3.4x	5.3x

(1)	Earnings were not sufficient to cover fixed charges for period indicated. Additional earnings of $169,868 for the year ended December 31, 2012 would have been required to achieve a ratio of 1:1.